Kingdom Koncrete, Inc.

4232 East Interstate 30

Rockwall,  Texas 75087

(972) 771-4205

July 12, 2007

Mr. Edward M. Kelly

Ms. Jennifer R. Hardy

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Kingdom Koncrete, Inc.

Form SB-1

File No. 333-138194

Dear Mr. Kelly and Ms. Hardy:

Following are responses to your comment letter dated May 2, 2007.

General

1.

We have updated the following to be consistent with our financials for May 31, 2007:

•

Risk factors 1, 4 and 9 (pages 3 – 5)

•

Related party advances (page 18)

•

Common stock issued and outstanding (page 20)

•

Experts in accounting and auditing (page 21)

•

Capitalization table (page 22)

2.

The following disclosures have been updated:

•

The last paragraph under “Description of Business” (page 11)

•

The first table on page 12 (page 12)

•

The last paragraph under “Operations” (page 14)

•

Insurance (page 15)

Undertakings

3.

The Rule 430C disclosure required by Item 512(g)(2) of Regulation S-B has been included.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Edward Stevens

Edward Stevens

President